EXHIBIT 1.01

CONFLICT MINERALS REPORT OF SHOTSPOTTER, INC.

For the reporting period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report (the “Report”) of ShotSpotter, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2020 to December 31, 2020 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company contracts to manufacture products for which Conflict Minerals are necessary to their functionality or production.

Description of the Company’s Products Covered by this Report

The Company is a provider of precision-policing and security solutions for law enforcement and security personnel to help deter gun violence and make cities, campuses and facilities safer. The Company’s gunshot detection solutions consist of highly specialized, cloud-based software integrated with proprietary, internet-enabled sensors designed to detect outdoor gunfire. The Company has determined that Conflict Minerals are necessary to the functionality or production of this equipment. The hardware that is part of these products is collectively referred to in this Report as the “Covered Products.” This Report relates to Covered Products the manufacture of which was completed during the Reporting Period.

Reasonable Country-of-Origin Inquiry

The Company has conducted a good faith, reasonable country-of-origin inquiry (“RCOI”), with the assistance of its third-party consultant, to determine whether any of the Conflict Minerals that are necessary to the Covered Products originated in the Covered Countries or were from recycled or scrap sources.  First, the Company identified the first-tier suppliers (contract manufacturers) that provided components for use in the Covered Products. The Company’s consultant contacted all the identified suppliers, using the Conflict Minerals Reporting Template (CMRT) of the Responsible Minerals Initiative (RMI).  Suppliers were asked a series of questions to determine whether the products they supplied to the Company contain Conflict Minerals that are necessary to the functionality or production of the product, the extent of the Company’s influence over the design of these products, and whether the products were supplied to the Company during the 2020 reporting year. Of the Company’s six identified first-tier suppliers, five responded to this inquiry. Both the consultant and the Company contacted the non-responsive supplier seeking a response, but none was forthcoming.

This information was used to determine which suppliers were considered in scope for regulatory purposes.

Of the five suppliers that responded to the inquiry, two were determined to be in scope.  Using the CMRT, each of the identified in-scope suppliers was asked to provide additional information regarding the countries of origin of the Conflict Minerals used in the products and components supplied to the Company. Only CMRTs version 5.12 or higher were accepted. Because, as a result of the RCOI, it was determined that some of the Conflict Minerals in the Company’s supply chain originated in the Covered Countries, the Company, with the assistance of its third-party consultant, conducted due diligence on the source and chain of custody of the Conflict Minerals.

Due Diligence Process

The Company’s due diligence measures were designed to conform, in all material respects, to the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including related supplements (“OECD Guidance”), consistent with the Company’s position as a downstream company.

The Company has adopted a Conflict Minerals policy expressing its goal of responsible sourcing of minerals for its products and its expectation that its suppliers are likewise committed to that goal. The policy can be found at https://ir.shotspotter.com/governance-docs.

The Company has established a team to address Conflict Minerals reporting composed of personnel from Finance and the Director of Procurement, under the oversight of the Chief Financial Officer.

The Company maintains a telephone hotline for its employees who wish to report information regarding the Company’s use of Conflict Minerals.

The consultant made available to suppliers educational tools, including frequently asked questions concerning tracing of Conflict Minerals and other training resources, to facilitate a deeper understanding of the Rule and the reasons why information was requested. There were also opportunities provided to participate in webinars supplying information on the Rule.

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

To conduct its due diligence, the Company, through its third-party consultant, requested that identified in-scope suppliers provide completed CMRTs. Among the purposes of this supplier survey was to identify, if possible, the supply chain, including smelters and refiners, that provided Conflict Minerals for the Company’s products, and to seek information from those identified suppliers and refiners regarding the countries of origin of the Conflict Minerals Suppliers. Following the initial request to complete the CMRTs, up to two reminder emails were sent to each non-responsive supplier requesting survey completion. If there was still no response, an escalation process was initiated, consisting of direct outreach by the Company through email and follow-up by the consultant.

Notwithstanding efforts by the Company and its consultant, one in-scope supplier that responded to the Company’s inquiry refused to complete a CMRT. One supplier provided a partially completed CMRT. Upon receipt of the partially completed CMRT, the Company’s consultant evaluated it for plausibility, consistency and gaps. Because “quality control” flags were raised with regard to both responses, including specifically incomplete information, these suppliers were contacted by the consultant every other week up to two contacts. The Company also separately contacted these suppliers two or more times.

To the extent that the Company was able to identify smelters and refiners that might be in the Company’s supply chain based on data provided by its suppliers, the Company, through its third-party consultant, took steps to assess the smelter’s or refiner’s due diligence to the extent practicable. Because the Company does not have direct relationships with smelters or refiners and does not perform or direct audits of these entities within its supply chain, it relies on information provided by third-party audit programs, such as the RMI’s Responsible Minerals Assurance Process (“RMAP”). Accordingly, the consultant examined the RMI lists of smelters and refiners and determined from those lists whether the smelters identified by the Company’s suppliers had been audited against a standard developed by RMAP in conformance with the OECD Guidance.  All smelters identified by the Company’s suppliers were determined to be RMAP-conformant; however, as noted above, not all suppliers were responsive or provided complete information in their CMRTs.

The Company’s Form SD and this Conflict Minerals Report, which is intended to comply with the OECD recommendation to report annually on supply chain due diligence, will be posted on our website https://ir.shotspotter.com/sec-filings.

Results of the Due Diligence Process

Following its RCOI and due diligence efforts, the Company was not able to determine with reasonable certainty all of the smelters or refiners or the countries of origin of the Conflict Minerals used in the Covered Products or whether the Conflict Minerals were from recycled or scrap sources.

Identified Smelters and Refiners

Based on the information provided by suppliers as a result of the due diligence process, the Company does not have sufficient information to reliably determine the smelters and refiners used to process all of the Conflict Minerals in the Covered Products. Where the suppliers provided information that reasonably appeared to be specific product-level information, the Company has listed on Appendix A the smelters or refiners identified by the supplier as among the facilities that were used to process the necessary Conflict Minerals contained in the Covered Products.

Identified Countries of Origin

Based on the information provided by suppliers as a result of the due diligence process, the Company does not have sufficient information to reliably determine the countries of origin of all of the Conflict Minerals in the Covered Products. However,  where the suppliers provided information that reasonably appeared to be specific product-level information and based on additional data provided by the Company’s consultant, the Company has listed on Appendix B the countries of origin identified as among the countries of origin of the necessary Conflict Minerals contained in the Covered Products.

Efforts to Determine Mine or Location of Origin

The Company’s efforts to determine the mines or locations of origin with the greatest possible specificity included the use of the due diligence measures described above.

Measures to Mitigate Risk and Improve Due Diligence

The Company currently expects to take the following steps to improve its supply chain transparency and due diligence efforts and to reduce sourcing risks:

•	working with the Company’s suppliers to encourage them to provide more complete information;
•	working with the Company’s third-party consultant to increase responses and quality of information collected through the annual survey of suppliers; and
•

developing the Company’s Conflict Mineral guidelines and procedures as needed, creating further awareness within the organization to promote positive change, and continually identifying areas of improvement.

Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Exchange Act and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts, strategy, and future reporting constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” ”intends,” “plans,” “believes” and variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers, third-party audit programs or others as well as the possibility of future statutory and regulatory changes.

Neither the Form SD nor this report incorporates by reference the content of any website to which the Company refers.

Appendix A

Metal	Smelter Identification	Smelter Reference List	Smelter Country

Tin	CID002180	Yunnan Tin Company Limited	China
Tin	CID001482	PT Timah Tbk Mentok	Indonesia
Tin	CID002773	Metallo Belgium N.V.	Belgium

Appendix B

Countries of Origin

Argentina	Kazakhstan
Australia	Korea, Republic of
Austria	Laos
Belgium	Luxembourg
Bolivia	Madagascar
Brazil	Malaysia
Cambodia	Mongolia
Canada	Myanmar
Chile	Namibia
China	Netherlands
Colombia	Nigeria
Czech Republic	Peru
Djibouti	Portugal
DRC- Congo (Kinshasa)	Russian Federation
Ecuador	Sierra Leone
Egypt	Singapore
Estonia	Slovakia
Ethiopia	Spain
France	Suriname
Germany	Switzerland
Guyana	Taiwan
Hong Kong	Thailand
Hungary	United Kingdom
India	United States
Indonesia	Vietnam
Ireland	Zimbabwe
Israel
Ivory Coast
Japan